FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: February 29, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Essakane Project Receives Mining Permit Approval

February 29, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that the government of Burkina Faso has passed a law that grants Essakane SA (an Orezone subsidiary) an industrial mining permit for the Essakane Project.

“We are very pleased to have received approval of the mining permit in such a timely manner indicating that Burkina Faso is solidly behind developing its mining sector and attracting foreign investors,” said Orezone CEO, Ron Little. “Now that the company has achieved this significant milestone, we will focus on completing the due diligence for our $250 million project loan facility and move towards beginning construction of the project in order to meet our early 2010 production goal.”

The Definitive Feasibility Study (DFS) for the Essakane Project was completed in August 2007 and envisions an 18-month construction period. Orezone has since established a development team and signed an EPCM contractor for the project. An updated version of the DFS will be released in the following weeks to include revised reserve estimates at higher gold prices, an increased plant throughput during the earlier years of production and recent capital cost estimates. The government of Burkina Faso also announced recently that it has reduced its corporate tax rate for mining companies from 25% to 20%.

At Essakane, Orezone has also commenced a 5000 meter infill and deep drilling program in order to convert inferred resources to indicated and to test the depth potential of the deposit. Optimizing the pit bottom at current gold prices is only limited by the depth of the drilling and resources could be increased with more drilling. Results from this program will be incorporated in the next reserve/resource update expected in the fourth quarter. Initial resources for at least one of the known satellites deposits proximal to the Essakane Main Zone will also be estimated by the fourth quarter.

Orezone is an explorer and emerging gold producer whose main asset is the Essakane Project, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Moz of inferred resources at a 0.5g/t cut-off. Recoverable reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains essentially open and untested below 200m from surface and is surrounded by several satellites deposits. The government of Burkina Faso has a 10% non-participating interest and a 3% net smelter royalty in the project. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com Charles Taschereau, VP Essakane Project Manager, ctaschereau@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

Statements relating to the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including and other risks and uncertainties, including those described in Orezone’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with or furnished to the Securities and Exchange Commission. Other risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.